GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Exemption No. 82-4962

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur, P.O. Box 10937, 50930 Kuala Lumpur, Malaysia
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

7 September 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America


06016767

SUPPL

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Article Entitled : "Genting makes RM4b bid for Stanley Leisure" for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc



Jw 9/13



Form Version 2.0

General Announcement

Reference No **CU-060907-1B9A3**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ○ **Announcement** ● **Reply to query**

* Reply to Bursa Malaysia's Query Letter - Reference ID : **MN-060906-34781**

* Subject :

ARTICLE ENTITLED : "GENTING MAKES RM4B BID FOR STANLEY LEISURE"

* **Contents :-**

We refer to your letter dated 6 September 2006 pertaining to the news article appearing in The Sun, Business News, page 27, on Wednesday, 6 September 2006.

We would like to clarify that Genting Berhad's interests in Stanley Leisure plc ("Stanley Leisure") and London Clubs International plc ("LCI") are held directly through its subsidiary, Genting International P.L.C. ("Genting International").

Genting International is the direct shareholder of Stanley Leisure and LCI with equity interests of about 19.8% and 29.7 % respectively.

Genting Berhad, its subsidiaries and associates (the "Genting Group") are constantly reviewing business opportunities to grow its businesses locally and internationally. The Company is currently awaiting advice from Genting International and will inform Bursa Malaysia once the information is made available.

Yours faithfully
GENTING BERHAD

DR. R. THILLAINATHAN
Executive Director & Chief Operating Officer

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Exemption No. 82-4962

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

11 September 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-5 207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Announcement by Genting International P.L.C., an indirect subsidiary of Genting Berhad whose shares are listed on the Singapore Exchange Securities Trading Limited and the EURO MTF Market of the Luxembourg Stock Exchange for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

WILLIAM CHUA
Assistant Company Secretary

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

Exemption No. 82 4962



Form Version 2.0

General Announcement

Ownership transfer to **GENTING/EDMS/KLSE** on **11/09/2006 06:57:19 AM**
Submitted by **GENTING** on **11/09/2006 07:02:27 AM**
Reference No **GG-060911-E2856**

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ANNOUNCEMENT BY GENTING INTERNATIONAL P.L.C., AN INDIRECT SUBSIDIARY OF GENTING BERHAD WHOSE SHARES ARE LISTED ON THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED AND THE EURO MT MARKET OF THE LUXEMBOURG STOCK EXCHANGE

* **Contents :-**

Attached is an announcement by Genting International PLC, made today.


RecommendedOffer.pc


UKOfferAnnouncement.pc

Yours faithfully
GENTING BERHAD

Tan Wooi Meng
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Genting International

GENTING INTERNATIONAL PUBLIC LIMITED COMPANY
(Incorporated in the Isle of Man with limited liability No. 24706C)

RECOMMENDED CASH OFFER FOR THE ENTIRE ISSUED SHARE CAPITAL OF STANLEY LEISURE PLC BY GENTING INTERNATIONAL INVESTMENT (UK) LIMITED

1. Acquisition of Stanley Shares

The Board of Directors (the "**Board**") of Genting International plc ("**Genting International**") is pleased to announce that Genting International has reached an agreement with the board of directors of Stanley Leisure plc ("**Stanley**") on the terms of a recommended cash offer, to be made by Genting International Investment (UK) Limited ("**GII UK**"), a wholly-owned subsidiary of Genting International, for the entire issued and to be issued ordinary share capital of Stanley (the "**Offer**").

GII UK is a company incorporated on 16 May 2006 in the United Kingdom with an authorized capital of £300,000,000 comprising 300,000,000 ordinary shares of £1.00 each of which 2 ordinary shares have been issued and are fully paid up. It became a subsidiary of Genting International on 7 September 2006. GII UK has not traded since incorporation, nor has it entered into any obligations, other than in connection with the Offer and the financing of the Offer.

In connection with the Offer, GII UK has acquired 3,736,077 issued ordinary shares of 25 pence each fully paid in the capital of Stanley ("**Stanley Shares**"), representing approximately 5.3 per cent. of the issued ordinary share capital of Stanley, from Lord Steinberg, Chairman of Stanley, at a price of 860 pence for each share (such acquisition of Stanley Shares being referred to in this announcement as the "**Acquisition**").

In addition, Lord Steinberg has given GII UK an irrevocable undertaking to accept the Offer, and has also granted a call option exercisable in certain defined circumstances, in respect of a further 3,736,077 Stanley Shares (representing approximately a further 5.3 per cent in the issued ordinary share capital of Stanley).

2. Recommended Cash Offer

As at 9 September 2006, Genting International was already the holder of approximately 19.8% of Stanley's issued share capital. Taking into account Genting International's existing shareholding in Stanley, the Acquisition and the irrevocable undertakings from the Stanley Directors (including Lord Steinberg) and the call option, Genting International has an interest in or a commitment over a total of 21,498,762 shares in Stanley, representing approximately 30.5 per cent. of the issued ordinary share capital of Stanley.

GII UK is therefore required to make the Offer in accordance with the provisions of Rule 9 of the UK Takeover Code (the "**Code**"). The Offer will be conditional only upon GII UK receiving acceptances, which will result in GII UK holding more than 50 per cent. of the shares in Stanley.

3. Terms of the Offer

a. Consideration

The Offer of 860 pence in cash for each Stanley Share values the entire fully diluted share capital of Stanley at approximately £639 million and represents:

(i) a premium of approximately 42.0 per cent. to the closing mid-market price of 605.5 pence per Stanley Share on 4 August 2006, being the Business Day one calendar month prior to the announcement of an approach to Stanley; and

(ii) a premium of approximately 26.4 per cent. to the closing mid-market price of 680.5 pence per Stanley Share on 1 September 2006, being the last Business Day prior to the announcement of an approach to Stanley.

The consideration was arrived at based on, *inter alia*, the market price for Stanley Shares, Stanley's strong fundamental business, its sound financial profile and healthy balance sheet, other comparable transactions in the gaming industry, and the fact that Stanley is the largest casino operator in the UK with 45 casinos.

b. Terms of Offer

The Stanley Shares that are subject to the Offer will be acquired by GII UK fully paid with full title guarantee and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other third party rights and interests of any nature whatsoever and together with all rights now or hereafter attaching thereto, including, without limitation, voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of the announcement of the Offer except for the final dividend of 8.3 pence expected to be paid by Stanley on 20 September 2006 to Stanley shareholders who were on the register of members of Stanley on 18 August 2006.

c. Lapse of Offer

The Offer will lapse if it is referred to the UK Competition Commission before the later of 1.00 p.m. (London time) on the first closing date of the Offer and the date on which the Offer becomes or is declared unconditional as to acceptances. If the Offer so lapses, the Offer will cease to be capable of further acceptance and persons accepting the Offer and GII UK will cease to be bound by forms of acceptance submitted on or before the time when the Offer lapses.

d. Loan Note Alternative

As an alternative to any or all of the cash consideration, Stanley shareholders (other than certain Stanley shareholders located in jurisdictions outside of the United Kingdom) will be entitled to elect to receive loan notes ("**Loan Notes**") of £1.00 in nominal value for every £1.00 of cash consideration that they are entitled to receive pursuant to the Offer (the "**Loan Note Alternative**").

The Loan Notes will be unsecured and issued in multiples of £1 nominal value, and will bear interest (from the date of issue to the relevant holder of Loan Notes) payable semi annually in arrears, at a rate of 0.5 per cent. per annum below LIBOR (for six month sterling deposits), payable on 30 June and 31 December in each year, commencing on and from 30 June 2007 up to and including 31 December 2011 (or, if not a Business Day in any year, on the first Business Day thereafter).

The Loan Note Alternative is conditional on the Offer becoming or being declared unconditional in all respects.

e. Further Details of Offer

Further details of the terms of the Offer are set out in the press release and announcement made by GII UK in respect of the Offer, as attached together with this announcement.

4. About Stanley

Stanley is a gaming company based in the UK. Its principal interests are in the casino market, operating 45 casinos across the UK – 41 in the provinces and four in London - including the prestigious and world-renowned Crockfords. Stanley also has international betting interests in Italy, Belgium, Germany, Croatia and Romania through joint ventures.

Since entering the British casino market in 1976, Stanley has pursued a policy of acquiring casinos from both private operators and public companies. Stanley has enhanced these casinos through the introduction of improved management and various refurbishment and extension initiatives. In a number of cases, casinos have been relocated to larger, purpose-built premises, for example Leith in Edinburgh and the Circus Casino in central Manchester. In November 2003, Stanley opened the UK's largest casino at Star City in Birmingham.

Since the sale of its UK retail bookmaking operations in June 2005, Stanley has concentrated on consolidating its position as the leading UK casino operator maximising the potential benefits from deregulation.

In the year to 30 April 2006 Stanley Group turnover (from continuing operations) was £224.8 million and profit before tax and exceptional items (from continuing operations) was £31.9 million. As at 30 April 2006, Stanley Group had a total net asset value of £237.9 million.

5. Rationale for the Offer

Genting International is a leading integrated resorts specialist with over 20 years of international gaming expertise and global experience in developing, operating and/or marketing internationally acclaimed casinos and integrated resorts in different parts of the world, including Australia, the Americas, Malaysia, the Philippines and the United Kingdom.

Genting International regards the UK gaming market, with its comprehensive and sound regulatory environment and international reputation, as an attractive investment location. Genting International has made a number of strategic investments in the UK gaming sector to take advantage of the potential opportunities offered by the deregulation of the industry under the Gaming Act of 2005 of the United Kingdom.

In addition to its existing interest in Stanley, Genting International owns 29.8 per cent. of London Clubs International plc and is the owner and operator of Maxims Casino Club in London. It also has a joint venture with Stanley to bid for the regional casino under the new UK regime.

Genting International has developed an excellent relationship with Stanley and its senior management over the last two years. With the confidence it has developed, Genting International has concluded that this is the right time to expand its UK interests.

6. **Financing of the Offer**

Genting International will fund the aggregate consideration payable under the Offer from available cash resources and new credit facilities.

7. **Financial Effects of the Offer**

Assuming that the Offer is fully taken up, the financial effects of the Offer will be as follows[1]:-

7.1 **Share Capital**

There is no effect of the Offer on the share capital of Genting International.

7.2 **Net Tangible Assets ("NTA")**

The NTA per share of Genting International will drop from S$0.24 to -S$0.11 if the Offer is fully taken up. The net asset value remains the same but intangible assets will increase from S$7.77 million to S$1.87 billion due to both goodwill arising and consolidation of Stanley Group's intangible assets.

7.3 **Earnings per Share ("EPS")**[2]

The EPS remains unchanged at 2.0 Singapore cents.

7.4 **Gearing**

Prior to the Offer, Genting International has no borrowing. Its gearing ratio will increase to about 44% with the financing of the Offer. Cash balances will reduce from S$660 million to about S$145 million.

8. **Relative Figures Computed Pursuant to Rule 1006 of the Listing Manual**

8.1 **Rule 1006(a)**

Not applicable to the Offer.

8.2 **Rule 1006(b)**

The net profit attributable to the Stanley Shares that are subject of the Offer compared with the Group's net profits for the last 12 months (based on latest published results for the period ended 30 June 2006) is 419.1%.

8.3 **Rule 1006(c)**

The aggregate value of the consideration given, compared with Genting International's market capitalization, is 72.6%.

---

[1] The EPS and NTA numbers are based on the number of shares in issue of Genting International as at 31 December 2005.
[2] This statement should not be interpreted to mean that future earnings per share of Genting International following the completion of the Offer will necessarily be the same as historical earnings per share.

8.4 Rule 1006(d)

Not applicable to the Offer.

As the comparative figures under Listing Rule 1006(b) and (c) exceed 20%, the Offer would constitute a "major transaction" pursuant to Listing Rule 1013.

9. Application for Waiver of Requirement to Seek Shareholders' Approval

Notwithstanding that the Offer is a "major transaction" and should be made subject to shareholders' approval in accordance with Listing Rule 1014, Genting International had applied for a waiver from the Singapore Exchange Securities Trading Limited ("**SGX-ST**") from compliance with Listing Rule 1014 (the "**Waiver**") for the following reasons:

(a) It was strategically important in the context of the Offer that GII UK enter into certain arrangements with Lord Steinberg, the Chairman of Stanley Group, and other directors of Stanley. These arrangements, namely the Acquisition, the irrevocable undertakings by the Stanley directors (including Lord Steinberg) and the call option granted by Lord Steinberg, would have caused GII UK to hold an aggregate interest in or have commitments over more than 30 per cent. in the share capital of Stanley and thus trigger an obligation on the part of GII UK to make a mandatory conditional offer for all the Stanley Shares. Under the Code, the Offer may only be conditional upon GII UK receiving acceptances, which will result in GII UK (and its concert parties) holding more than 50 per cent. of the shares in Stanley. GII UK would not be able to make an offer in compliance with the Code if Genting International were required to seek the approval of its shareholders;

(b) The nature of Genting International's business (i.e. that of investment holding) is such that its results will fluctuate from time to time with the value of its investments, therefore the outcome of the comparative tests under Listing Rule 1006 do not give an accurate reflection of the relative size of any proposed transaction;

(c) Genting Overseas Holdings Limited (a wholly-owned subsidiary of Genting Berhad), the controlling shareholder of Genting International, has in-principle approved the making of the Offer and is prepared to provide an undertaking to vote in favour of the making of the Offer if the shareholder approval had to be sought at an extraordinary general meeting of Genting International; and

(d) The Offer, if successful, would result in Genting International expanding its existing core business in the United Kingdom, while leaving the risk profile of Genting International largely similar.

10. Waiver of Requirement to Seek Shareholders' Approval

The SGX-ST had on 8 September 2006 granted the Waiver pursuant to Listing Rule 107, subject to announcement by Genting International, as soon as the sale and purchase agreement has been signed, of the following:

(a) Details of the Acquisition, including information required under Rule 1010 of the Listing Manual; and

(b) That waiver of compliance with Rule 1014 of the Listing Manual has been granted by the Exchange (pursuant to Rule 107 of the Listing Manual).

11. Interest of the Directors and Controlling Shareholders

None of the Directors or the Controlling Shareholders of Genting International has any interest, whether direct or indirect, in the Offer.

12. Announcement not an Offer to Buy or Sell Securities

Nothing in this announcement shall be construed as, and this announcement is not intended to and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities pursuant to the Offer or otherwise.

By order of the Board

Justin Tan Wah Joo
Managing Director

11 September 2006

Not for release, publication or distribution, in whole or in part, in, into or from the United States of America or any other Restricted Jurisdiction.

FOR IMMEDIATE RELEASE

10 September 2006

Recommended Cash Offer
by
Genting International Investment (UK) Limited ("GII UK")
for
Stanley Leisure plc ("Stanley" or the "Company")
at a price of 860 pence per share in cash

Summary

- The boards of Genting International PLC ("**Genting International**") and Stanley are pleased to announce that agreement has been reached on the terms of a recommended cash offer, to be made by GII UK, for the entire issued and to be issued ordinary share capital of Stanley (the "**Offer**").

- In connection with the Offer, GII UK, a wholly-owned subsidiary of Genting International, has today acquired 3,736,077 Stanley Shares, representing approximately 5.3 per cent. of the issued ordinary share capital of Stanley, from Lord Steinberg, Chairman of Stanley, at a price of 860 pence for each Stanley Share.

- In addition, Lord Steinberg has given GII UK an irrevocable undertaking to accept the Offer, and has granted a call option exercisable in certain defined circumstances, in respect of a further 3,736,077 Stanley Shares (representing approximately a further 5.3 per cent. of Stanley's issued ordinary share capital). A summary of these arrangements is set out in Appendix 3.

- Taking into account Genting International's existing shareholding, the acquisition, the irrevocable undertakings from the Stanley Directors (including Lord Steinberg) and the call option, Genting International has an interest in or commitments over a total of 21,498,762 Stanley Shares, representing approximately 30.5 per cent. of the issued ordinary share capital of Stanley.

- The Offer will be made in accordance with Rule 9 of the Takeover Code and will be conditional only upon GII UK receiving acceptances which will result in GII UK (and its concert parties) holding more than 50 per cent. of the shares in the Company.

- The Offer of 860 pence in cash for each Stanley Share values the fully diluted ordinary share capital of Stanley at approximately £639 million and represents:

(i) a premium of approximately 42.0 per cent. to the closing mid-market price of 605.5 pence per Stanley Share on 4 August 2006, being the Business Day one calendar month prior to the announcement of an approach to Stanley; and

(ii) a premium of approximately 26.4 per cent. to the closing mid-market price of 680.5 pence per Stanley Share on 1 September 2006, being the last Business Day prior to the announcement of an approach to Stanley.

- A Loan Note Alternative will also be made available to Stanley Shareholders (other than to Restricted Overseas Persons).
- Genting International has developed an excellent relationship with Stanley and its senior management over the last two years. With the confidence it has developed, Genting International has concluded that this is the right time to expand its UK interests.
- Commenting on the Offer, Tan Sri Lim Kok Thay, Chairman of Genting International, said:

  "We are delighted that the board of Stanley is recommending this offer and look forward to Stanley joining Genting International to create an even stronger base for its future in the UK and the rest of Europe".

- Bob Wiper, Chief Executive of Stanley, said:

  "We are pleased to announce this recommended offer from Genting International. We believe that it represents fair value and provides appropriate certainty for our shareholders. Genting International has been a joint venture partner and supportive shareholder in Stanley Leisure since November 2004. We believe that, under Genting International's stewardship, exciting opportunities for the company and its employees will continue in the future."

This summary should be read in conjunction with, and is subject to, the full text of the attached announcement. The Offer will be subject to the Condition set out in Appendix 1 of this announcement.

Enquiries:

Financial Dynamics (PR advisers to Genting International) Tel: 020 7831 3113
Jonathon Brill (07836 622 683)
Andrew Lorenz (07775 641 807)
Billy Clegg (07977 578 153)

Citigroup (joint financial adviser to Genting International and GII UK) Tel: 020 7986 4000
Peter Tague
Wendell Brooks
Jan Skarbek
Simon Alexander (Corporate Broking)

HSBC (joint financial adviser to Genting International and GII UK) Neil Goldie-Scot Scott Bell Richard Thwaites Nick Donald (Corporate Broking)	Tel: 020 7991 8888
Stanley Leisure Bob Wiper Colin Child	Tel: 0151 237 6000
JPMorgan Cazenove (financial adviser and corporate broker to Stanley) David Clasen Edward Banks Bronson Albery	Tel: 020 7588 2828
Hudson Sandler (PR advisers to Stanley) Michael Sandler Sandrine Gallien	Tel: 020 7796 4133

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities pursuant to the Offer or otherwise. The Offer will be made solely by the Offer Document and the Form of Acceptance, when issued, which will contain the full terms and condition of the Offer, including details of how the Offer may be accepted.

Citigroup Global Markets Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for GII UK and Genting International and no one else in connection with the Offer and will not be responsible to anyone other than GII UK and Genting International for providing the protections afforded to clients of Citigroup Global Markets Limited nor for giving advice in relation to the Offer or the content of, or any matter or arrangement referred to in, this announcement.

HSBC Bank plc, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for GII UK and Genting International and no one else in connection with the Offer and will not be responsible to anyone other than GII UK and Genting International for providing the protections afforded to clients of HSBC Bank plc nor for giving advice in relation to the Offer or the content of, or any matter or arrangement referred to in, this announcement.

JPMorgan Cazenove Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Stanley and no one else in connection with the Offer and will not be responsible to anyone other than Stanley for providing the protections afforded to clients of JPMorgan Cazenove Limited nor for giving advice in relation to the Offer or the content of, or any matter or arrangement referred to in, this announcement.

This announcement has been prepared in accordance with English law and the Takeover Code and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.

The Offer will be subject to the applicable rules and regulations of the London Stock Exchange and the Takeover Code. The distribution of this announcement in jurisdictions other than the United Kingdom and the availability of the Offer to Stanley Shareholders who are not resident in the United Kingdom may be affected by the laws of relevant jurisdictions. Therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom or Stanley Shareholders who are not resident in the United Kingdom will need to inform themselves about, and observe, any applicable requirements.

Unless otherwise determined by GII UK and Genting International or required by the Takeover Code and permitted by applicable law and regulation, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means or instrumentality (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national state or other securities exchange of the United States or any other Restricted Jurisdiction and will not be capable of acceptance by any such use, means, instrumentality or facility or from within the United States or any other Restricted Jurisdiction.

Accordingly, unless otherwise determined by GII UK and Genting International or required by the Takeover Code and permitted by applicable law and regulation, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from the United States or any other Restricted Jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in, into or from such jurisdiction. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Offer Document and/or any other related document to any jurisdiction outside the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the US Securities Act or under any laws of any state, district or other jurisdiction, of the United States, nor have clearances been, nor will they be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus has been, or will be, filed, or registration made, under any securities law of any province or territory of Canada, nor has a prospectus in relation to the Loan Notes been, nor will one be, lodged with, or registered by, the Australian Securities and Investments Commission, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Japan and no regulatory clearances in respect of the Loan Notes have been, or will be, applied for in any other jurisdiction. Accordingly, unless an exemption under relevant securities laws is available, the Loan Notes are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from the United States or any other Loan Note Restricted Jurisdiction or to, or for the account or benefit of, any US Person or resident of any

other Loan Note Restricted Jurisdiction. The Offer does not constitute an offer of Loan Notes in the United States. Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

This announcement, including information included or incorporated by reference in this announcement, may contain "forward looking statements" concerning GII UK, Genting International and Stanley. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward looking statements. The forward looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements. GII UK, Genting International and Stanley assume no obligation and do not intend to update these forward looking statements, except as required pursuant to applicable law.

To the extent permitted by applicable law (including, to the extent applicable, the US Exchange Act), and in accordance with normal UK practice, GII UK or Genting International, or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Stanley Shares other than pursuant to the Offer, such as in open market or privately negotiated purchases during the period in which the Offer remains open for acceptance. All such purchases or arrangements will be made outside the US. Such purchases, or arrangements to purchase, must comply with English law, the Takeover Code, the Listing Rules and other applicable law (including, to the extent applicable, the US Exchange Act). Any information about such purchases will be disclosed as required in the United Kingdom and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Stanley, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Stanley, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Takeover Code, all "dealings" in "relevant securities" of Stanley by GII UK, Genting International or Stanley, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at http://www.thetakeoverpanel.org.uk/.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Not for release, publication or distribution, in whole or in part, in, into or from the United States of America or any other Restricted Jurisdiction.

FOR IMMEDIATE RELEASE

10 September 2006

Recommended Cash Offer
by
Genting International Investment (UK) Limited ("GII UK")
for
Stanley Leisure plc ("Stanley" or the "Company")
at a price of 860 pence per share in cash

1. Introduction

The boards of Genting International PLC ("**Genting International**") and Stanley are pleased to announce that agreement has been reached on the terms of a recommended cash offer, to be made by GII UK, for the entire issued and to be issued ordinary share capital of Stanley (the "**Offer**").

In conjunction with the Offer, GII UK, a wholly-owned subsidiary of Genting International, today acquired 3,736,077 Stanley Shares, representing approximately 5.3 per cent. of the issued ordinary share capital of Stanley, from Lord Steinberg, Chairman of Stanley, at a price of 860 pence for each Stanley Share. In addition, Lord Steinberg has given GII UK an irrevocable undertaking to accept the Offer, and has granted a call option exercisable in certain defined circumstances, in respect of a further 3,736,077 Stanley shares (representing approximately a further 5.3 per cent.). A summary of these arrangements is set out in Appendix 3.

Genting International was already the holder of approximately 19.8 per cent. of Stanley's issued share capital. Taking into account Genting International's existing shareholding, the acquisition, the irrevocable undertakings from the Stanley Directors (including Lord Steinberg) and the call option, Genting International has an interest in or commitments over a total of 21,498,762 Stanley Shares, representing approximately 30.5 per cent. of the issued ordinary share capital of Stanley.

The Offer will be made in accordance with Rule 9 of the Takeover Code and will be conditional only upon GII UK receiving acceptances which will result in GII UK (and its concert parties) holding more than 50 per cent. of the shares in the Company.

2. Summary of the Offer

The Offer, which will be subject to the Condition set out in Appendix 1, will be made on the following basis:

For each Stanley Share **860 pence in cash**

The Offer of 860 pence in cash for each Stanley Share values the entire fully diluted share capital of Stanley at approximately £639 million and represents:

(i) a premium of approximately 42.0 per cent. to the closing mid-market price of 605.5 pence per Stanley Share on 4 August 2006, being the Business Day one calendar month prior to the announcement of an approach to Stanley; and

(ii) a premium of approximately 26.4 per cent. to the closing mid-market price of 680.5 pence per Stanley Share on 1 September 2006, being the last Business Day prior to the announcement of an approach to Stanley.

The Stanley Shares that are subject to the Offer will be acquired by GII UK fully paid with full title guarantee and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other third party rights and interests of any nature whatsoever and together with all rights now or hereafter attaching thereto, including, without limitation, voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this announcement, except for the final dividend of 8.3 pence expected to be paid by Stanley on 20 September 2006 to shareholders who were on the register of members of Stanley on 18 August 2006.

3. The Loan Note Alternative

As an alternative to any or all of the cash consideration to which they would otherwise be entitled under the Offer, accepting Stanley Shareholders (other than Restricted Overseas Persons) will be entitled to elect to receive Loan Notes to be issued by GII UK on the following basis:

For every £1 of cash consideration **£1 nominal of Loan Notes**

The Loan Notes, which will be governed by English law, will be unsecured and issued, credited as fully paid, in amounts and integral multiples of £1 nominal value. Fractional entitlements to Loan Notes will be disregarded and not paid. The Loan Notes will be guaranteed as to the payment of principal (but not interest) by HSBC.

The Loan Notes will bear interest (from the date of issue to the relevant holder of Loan Notes) payable semi annually in arrears, at a rate of 0.5 per cent. per annum below LIBOR (for six month sterling deposits), payable on 30 June and 31 December in each year, commencing on and from 30 June 2007 up to and including 31 December 2011 (or, if not a Business Day in any year, on the first Business Day thereafter).

The Loan Notes will be redeemable at the holder's option, in part or in whole, on any interest payment date (other than the final redemption date) falling on or after the first interest payment date. Unless previously redeemed or purchased, the Loan Notes will be redeemed on 31 December 2011 (or, if not a Business Day, on the first Business Day thereafter). The Loan Notes can be redeemed by GII UK on any interest payment date prior to 31 December 2011 only if the aggregate nominal amount of Loan Notes then in issue is less than £10 million.

The Loan Notes will not be transferable and no application will be made for the Loan Notes to be listed or dealt in on any stock exchange.

The Loan Note Alternative is conditional on the Offer becoming or being declared unconditional in all respects.

If valid elections for Loan Notes have not been received in respect of an aggregate of at least £10 million in nominal value of Loan Notes by the time the Offer becomes or is declared unconditional in all respects, no Loan Notes will be issued, in which event Stanley Shareholders who have elected for Loan Notes will then receive cash in respect of the balance of the consideration to which they are entitled under the Offer and for which they elected for Loan Notes.

4. **Background to and reasons for the Offer**

Genting International is a leading integrated resorts specialist with over 20 years of international gaming expertise and global experience in developing, operating and/or marketing internationally acclaimed casinos and integrated resorts in different parts of the world, including Australia, the Americas, Malaysia, the Philippines and the United Kingdom.

Genting International regards the UK gaming market, with its comprehensive and sound regulatory environment and international reputation, as an attractive investment location. Genting International has made a number of strategic investments in the UK gaming sector to take advantage of the potential opportunities offered by the deregulation of the industry under the Gaming Act 2005.

In addition to its existing interest in Stanley, Genting International owns 29.8 per cent. of London Clubs International plc and is the owner and operator of Maxims Casino Club in London. It also has a joint venture with Stanley to bid for the regional casino under the new UK regime.

Genting International has developed an excellent relationship with Stanley and its senior management over the last two years. With the confidence it has developed, Genting International has concluded that this is the right time to expand its UK interests.

5. **Financing of the Offer**

Genting International will fund the aggregate consideration payable under the Offer from available cash resources and new credit facilities. Citigroup and HSBC, as joint financial advisers to Genting International and GII UK, are satisfied that sufficient resources are available to satisfy in full the cash consideration payable to Stanley Shareholders under the terms of the Offer.

6. **Share purchase and irrevocable undertakings**

In connection with the Offer, GII UK, a wholly-owned subsidiary of Genting International, has today acquired 3,736,077 Stanley Shares, representing approximately 5.3 per cent. of the issued ordinary share capital of Stanley, from Lord Steinberg, Chairman of Stanley, at a price of 860 pence for each Stanley Share.

In addition, GII UK has received irrevocable undertakings to accept the Offer from each of the Stanley Directors in respect of their beneficial holdings which amount in aggregate to 3,796,063 Stanley Shares, representing approximately 5.38 per cent. of the existing issued ordinary share capital of Stanley. These undertakings remain binding in the event of a higher competing offer.

Further details of these irrevocable undertakings and the Lord Steinberg call option arrangements are set out in Appendix 3.

7. **Information relating to the Genting Group**

The Genting Group is one of Malaysia's leading multinational corporations, voted Malaysia's No. 1 company for 10 years by the Asian Wall Street Journal, with over 40,000 employees globally. The group comprises five listed companies with a combined total market capitalisation of over £5 billion. The group made £349 million profit before tax in 2005, representing a 37 per cent. increase from its 2004 results (£255 million). The group's activities range from gaming and leisure to cruising, power generation, paper, plantation and property, manufacturing and oil and gas.

Genting International, incorporated in 1984, is the global gaming arm of the Genting Group. In December 2005 Genting International completed an initial public offering in Singapore and was admitted to the Official List of the SGX-ST. Genting International is also listed on the Luxembourg stock exchange and is capitalised at approximately SG$1.93 billion (approximately £656 million). Genting International is 57 per cent. owned by the Genting Group parent company, Genting Berhad.

8. **Information relating to GII UK**

GII UK is a newly incorporated company formed for the purpose of making the Offer. GII UK has not traded since incorporation, nor has it entered into any obligations, other than in connection with the Offer and the financing of the Offer.

The current directors of GII UK are Tan Sri Lim Kok Thay, Justin Tan, Peter Brooks and Justin Leong. Further details in relation to GII UK will be contained in the Offer Document.

9. **Information relating to Stanley**

Stanley is a gaming company based in the UK. Its principal interests are in the casino market, operating 45 casinos across the UK - 41 in the provinces and four in London - including the prestigious and world-renowned Crockfords. Stanley also has international betting interests in Italy, Belgium, Germany, Croatia and Romania through joint ventures.

Since entering the British casino market in 1976, Stanley has pursued a policy of acquiring casinos from both private operators and public companies. Stanley has enhanced these casinos through the introduction of improved management and various refurbishment and extension initiatives. In a number of cases, casinos have been relocated to larger, purpose-built premises, for example Leith in Edinburgh and the

Circus Casino in central Manchester. In November 2003, Stanley opened the UK's largest casino at Star City in Birmingham.

Since the sale of its UK retail bookmaking operations in June 2005, Stanley has concentrated on consolidating its position as the leading UK casino operator, maximising the potential benefits from deregulation.

In the year to 30 April 2006 Stanley Group turnover (from continuing operations) was £224.8 million and profit before tax and exceptional items (from continuing operations) was £31.9 million.

Stanley has experienced a reasonable start to the financial year.

Trading in the provincial estate has been satisfactory with attendance levels up 11 per cent. on a like-for-like basis and Stanley continues to enjoy good results from the additional machines it has installed following the "early freedoms".

In the London casinos, Stanley has experienced good attendance levels in line with normal seasonal patterns. Losses to major players have however had an impact on the win margin, which remains lower than budgeted. Results in London can change quickly, depending on the luck of players.

Stanley's International Betting Operation has had a mixed start to the year, experiencing record levels of business but unfortunately poor results, driven by the FIFA World Cup tournament. As a consequence of these results this tournament made a negative contribution to business.

10. **Background to and reasons for the recommendation**

Stanley was admitted to trading on the London Stock Exchange in 1976.

In 2005 Stanley sold its retail bookmaking operations to William Hill for £504 million and returned £327 million to shareholders.

Taking this Offer into account, over the last five years Stanley has generated Total Shareholder Returns at a compound annual growth of more than 25 per cent.

The UK casino market is in a process of evolution as the market becomes increasingly deregulated. The Stanley Board believes that, while Stanley is well placed to take advantage of deregulation, the offer by GII UK provides immediate crystallisation of the future value inherent in the group at a level which fairly reflects its prospects as an independent entity.

Accordingly the Stanley Directors have concluded that the cash Offer from GII UK is fair and reasonable and the board unanimously intends to recommend the Offer.

11. **Stanley Share Option Schemes**

The Offer extends to any Stanley Shares which are unconditionally allotted or issued pursuant to the exercise of options or vesting of awards under the Stanley Share Schemes while the Offer remains open for acceptance (or such earlier date as Genting

International or GII UK may decide, subject to the rules of the Takeover Code). Appropriate proposals will be made to participants in the Stanley Share Schemes in due course.

12. **Management, employees and locations**

Genting International attaches great importance to the skills and experience of the existing management and employees of Stanley. Accordingly, Genting International has given assurances to Stanley that, following the Offer becoming effective, the existing contractual employment and pension rights of all employees and management of the Stanley Group will be fully safeguarded. It is Genting International's intention that key members of the management team should remain with the Company.

It had previously been announced by Stanley that Lord Steinberg, on his proposed retirement from his role as Chairman at the end of the year, would be assuming the role of Life President. Genting International intends to honour those arrangements.

Genting International has no immediate plans to change the location of Stanley's operational places of business, other than as already announced by Stanley.

13. **Disclosure of interests in Stanley**

Except for 13,966,622 Stanley Shares held by Genting International, the acquisition of 3,736,077 Stanley Shares from Lord Steinberg, the call option from Lord Steinberg and the irrevocable undertakings from the Stanley Directors (as described in paragraph 6 above), as at the date of this announcement neither Genting International, nor any of the directors of Genting International, nor, so far as Genting International is aware, any person acting in concert with Genting International owns or controls any Stanley Shares or any securities convertible or exchangeable into Stanley Shares (including pursuant to any long exposure, whether conditional or absolute, to changes in the prices of securities) or any rights to subscribe for or purchase the same, or holds any options (including traded options) in respect of, or has any option to acquire, any Stanley Shares or has entered into any derivatives referenced to Stanley Shares ("**Relevant Stanley Shares**") which remain outstanding, nor does any such person have any arrangement in relation to Relevant Stanley Shares. An "arrangement" also includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to Relevant Stanley Shares which may be an inducement to deal or refrain from dealing in such securities.

14. **Compulsory acquisition, delisting cancellation of trading and re-registration**

If GII UK receives valid acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent. or more of the Stanley Shares by nominal value and voting rights attaching to such shares to which the Offer relates, GII UK intends to exercise its rights pursuant to the provisions of Schedule 2 to the Takeovers Directive Regulations to acquire compulsorily the remaining Stanley Shares.

After the Offer becomes or is declared unconditional in all respects and GII UK has by virtue of its shareholdings and acceptances of the Offer acquired, or agreed to acquire, issued ordinary share capital representing at least 75 per cent. of the voting rights of

Stanley normally exercisable at general meetings of Stanley, GII UK intends to procure the making of an application by Stanley for cancellation, respectively, of the trading in Stanley Shares on the London Stock Exchange's market for listed securities and of the listing of Stanley Shares on the Official List. A notice period of not less than 20 Business Days prior to the cancellation will commence either on GII UK attaining 75 per cent. or more of the voting rights as described above or on the first date of issue of compulsory acquisition notices under Schedule 2 to the Takeovers Directive Regulations. Delisting would significantly reduce the liquidity and marketability of any Stanley Shares not assented to the Offer.

It is also proposed that, following the Offer becoming unconditional in all respects and after the Stanley Shares are delisted, Stanley will be re-registered as a private company under the relevant provisions of the Companies Act 1985.

15. **Recommendation**

The Stanley Board, which has been so advised by JPMorgan Cazenove[1], considers the terms of the Offer to be fair and reasonable. In providing financial advice to the Stanley Board, JPMorgan Cazenove has taken into account the commercial assessments of the Stanley Directors.

Accordingly, the Stanley Directors unanimously intend to recommend Stanley Shareholders to accept the Offer, as they have irrevocably undertaken to do in respect of their beneficial holdings totalling 3,796,063 Stanley Shares (representing approximately 5.38 per cent. of the existing issued ordinary share capital of Stanley).

16. **Financial effects of the Offer for Genting International**

Assuming that the Offer is fully taken up, the financial effects of the Offer for Genting International are as follows:

(i) **Share Capital**

There is no effect of the Offer on the share capital of Genting International.

(ii) **Net Tangible Assets ("NTA")**

The NTA per share of Genting International will drop from S$0.24 to -S$0.11 if the Offer is fully taken up. The net asset value remains the same but intangible assets will increase from S$7.77 million to S$1.87 billion due to both goodwill arising and consolidation of Stanley Group's intangible assets.

[1] JPMorgan Cazenove is deemed to be connected to Genting International as a result of engagements for other members of the wider Genting Group and accordingly is not acting as the independent financial adviser to Stanley under Rule 3 of the Takeover Code.

(iii) **Earnings per Share ("EPS")**

The EPS remains unchanged at 2.0 Singapore cents.[2]

(iv) **Gearing**

Prior to the Offer, Genting International has no borrowing. Its gearing ratio will increase to about 44 per cent. with the financing of the Offer. Cash balances will reduce from S$660 million to about S$145 million.

17. **General**

The Offer is not conditional on any competition clearance. Genting International believes that no material competition issues will be created by the acquisition of Stanley by Genting International and accordingly Genting International has undertaken to ensure that this is the case.

The Offer will be on the terms and subject to the condition set out herein and in Appendix 1, which will also be set out in the Offer Document and Form of Acceptance. The formal Offer Document giving financial and other information in relation to Genting International will be sent to Stanley Shareholders together with the Form of Acceptance as soon as reasonably practicable and, in any event, within 28 days of the date of this announcement (unless agreed otherwise with the Panel).

The bases and sources of certain financial information contained in this announcement are set out in Appendix 2. Details of the irrevocable undertakings and Lord Steinberg call option arrangements are set out in Appendix 3. Certain terms used in this announcement are defined in Appendix 4.

[2] This statement should not be interpreted to mean that future earnings per share of Genting International following the completion of the Offer will necessarily be the same as historical earnings per share.

Enquiries:

Financial Dynamics (PR advisers to Genting International)	Tel: 020 7831 3113
Jonathon Brill (07836 622 683)	
Andrew Lorenz (07775 641 807)	
Billy Clegg (07977 578 153)	
Citigroup (joint financial adviser to Genting International and GII)	Tel: 020 7986 4000
Peter Tague	
Wendell Brooks	
Jan Skarbek	
Simon Alexander (Corporate Broking)	
HSBC (joint financial adviser to Genting International and GII)	Tel: 020 7991 8888
Neil Goldie-Scot	
Scott Bell	
Richard Thwaites	
Nick Donald (Corporate Broking)	
Stanley Leisure	Tel: 0151 237 6000
Bob Wiper	
Colin Child	
JPMorgan Cazenove (financial adviser and corporate broker to Stanley)	Tel: 020 7588 2828
David Clasen	
Edward Banks	
Bronson Albery	
Hudson Sandler (PR advisers to Stanley)	Tel: 020 7796 4133
Michael Sandler	
Sandrine Gallien	

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities pursuant to the Offer or otherwise. The Offer will be made solely by the Offer Document and the Form of Acceptance, when issued, which will contain the full terms and condition of the Offer, including details of how the Offer may be accepted.

Citigroup Global Markets Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for GII UK and Genting International and no one else in connection with the Offer and will not be responsible to anyone other than GII UK and Genting International for providing the protections afforded to clients of Citigroup Global Markets Limited nor for giving advice in relation to the Offer or the content of, or any matter or arrangement referred to in, this announcement.

HSBC Bank plc, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for GII UK and Genting International and no one else in connection with the Offer and will not be responsible to anyone other than GII UK and Genting International for providing the protections afforded to clients of HSBC Bank plc nor for giving advice in relation to the Offer or the content of, or any matter or arrangement referred to in, this announcement.

JPMorgan Cazenove Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Stanley and no one else in connection with the Offer and will not be responsible to anyone other than Stanley for providing the protections afforded to clients of JPMorgan Cazenove Limited nor for giving advice in relation to the Offer or the content of, or any matter or arrangement referred to in, this announcement.

This announcement has been prepared in accordance with English law and the Takeover Code and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.

The Offer will be subject to the applicable rules and regulations of the London Stock Exchange and the Takeover Code. The distribution of this announcement in jurisdictions other than the United Kingdom and the availability of the Offer to Stanley Shareholders who are not resident in the United Kingdom may be affected by the laws of relevant jurisdictions. Therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom or Stanley Shareholders who are not resident in the United Kingdom will need to inform themselves about, and observe, any applicable requirements.

Unless otherwise determined by GII UK and Genting International or required by the Takeover Code and permitted by applicable law and regulation, the Offer is not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means or instrumentality (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national state or other securities exchange of the United States or any other Restricted Jurisdiction and will not be capable of acceptance by any such use, means, instrumentality or facility or from within the United States or any other Restricted Jurisdiction.

Accordingly, unless otherwise determined by GII UK and Genting International or required by the Takeover Code and permitted by applicable law and regulation, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from the United States or any other Restricted Jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in, into or from such jurisdiction. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Offer Document and/or any other related document to any jurisdiction outside the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the US

Securities Act or under any laws of any state, district or other jurisdiction, of the United States, nor have clearances been, nor will they be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus has been, or will be, filed, or registration made, under any securities law of any province or territory of Canada, nor has a prospectus in relation to the Loan Notes been, nor will one be, lodged with, or registered by, the Australian Securities and Investments Commission, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Japan and no regulatory clearances in respect of the Loan Notes have been, or will be, applied for in any other jurisdiction. Accordingly, unless an exemption under relevant securities laws is available, the Loan Notes are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly, in, into or from the United States or any other Loan Note Restricted Jurisdiction or to, or for the account or benefit of, any US Person or resident of any other Loan Note Restricted Jurisdiction. The Offer does not constitute an offer of Loan Notes in the United States. Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

This announcement, including information included or incorporated by reference in this announcement, may contain "forward looking statements" concerning GII UK, Genting International and Stanley. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward looking statements. The forward looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements. GII UK, Genting International and Stanley assume no obligation and do not intend to update these forward looking statements, except as required pursuant to applicable law.

To the extent permitted by applicable law (including, to the extent applicable, the US Exchange Act), and in accordance with normal UK practice, GII UK or Genting International, or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Stanley Shares other than pursuant to the Offer, such as in open market or privately negotiated purchases during the period in which the Offer remains open for acceptance. All such purchases or arrangements will be made outside the US. Such purchases, or arrangements to purchase, must comply with English law, the Takeover Code, the Listing Rules and other applicable law (including, to the extent applicable, the US Exchange Act). Any information about such purchases will be disclosed as required in the United Kingdom and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Stanley, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day

following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Stanley, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Takeover Code, all "dealings" in "relevant securities" of Stanley by GII UK, Genting International or Stanley, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at http://www.thetakeoverpanel.org.uk/.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

APPENDIX 1

CONDITION AND FURTHER TERMS OF THE OFFER

The Offer will comply with the applicable rules and regulations of the Takeover Code, will be governed by English law and will be subject to the jurisdiction of the courts of England. In addition it will be subject to the condition set out in the Offer Document and related Form of Acceptance.

1. **Condition of the Offer**

The Offer will be subject to valid acceptances being received (and not, where permitted, withdrawn) by not later than 1.00 p.m. (London time) on the first closing date of the Offer (or such later time(s) and/or date(s) as GII UK may, subject to the rules of the Takeover Code or with the consent of the Panel, decide) in respect of such number of Stanley Shares which, when aggregated with the Stanley Shares held by GII UK and any person acting in concert with GII UK at the date of the Offer and any Stanley Shares acquired or contracted to be acquired by GII UK and any person acting in concert with GII UK on or after such date, carry more than 50 per cent. of the voting rights then normally exercisable at a general meeting of Stanley, including for this purpose (except to the extent otherwise agreed by the Panel) any such voting rights attaching to Stanley Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

For the purposes of this condition Stanley Shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights they will carry upon issue.

2. **Further Terms of the Offer**

The Offer will lapse if it is referred to the UK Competition Commission before the later of 1.00 p.m. (London time) on the first closing date of the Offer and the date on which the Offer becomes or is declared unconditional. If the Offer so lapses, the Offer will cease to be capable of further acceptance and persons accepting the Offer and GII UK will cease to be bound by forms of acceptance submitted on or before the time when the Offer lapses.

Stanley Shares will be acquired by GII UK fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or payable after the date of this announcement, except for the final dividend of 8.3 pence expected to be paid by Stanley on 20 September 2006 to shareholders who were on the register of members of Stanley on 18 August 2006.

APPENDIX 2

BASES AND SOURCES

(a) The value attributed to the fully diluted share capital of Stanley is based upon the 70,546,157 Stanley Shares in issue and 3,766,993 Stanley options outstanding as at the date of this announcement.

(b) Unless otherwise stated, all prices for Stanley Shares have been derived from the Daily Official List of the London Stock Exchange plc and represent closing middle-market prices on the relevant date.

(c) Genting International's results are based on the latest audited accounts of the financial year to 31 December 2005, which includes fair value gains of S$114.3 million.

(d) The Stanley Group results are based on its latest audited accounts made up to 30 April 2006.

(e) The EPS and NTA numbers are based on the number of shares in issue of Genting International as at 31 December 2005.

APPENDIX 3

DETAILS OF IRREVOCABLE UNDERTAKINGS

The following Stanley Shareholders have given irrevocable undertakings to accept the Offer, which remain binding in the event of a higher competing offer:

Name	Number of Stanley Shares	Percentage of issued Stanley Share capital
Lord Steinberg	3,736,077	5.30
Bob Wiper	47,446	0.07
Lord Baker	5,606	0.01
Robert Waddington	5,333	0.01
Tim Weller	1,601	0.00

Call Option Arrangement between GII UK and Lord Steinberg

Lord Steinberg has also granted a call option to GII UK in respect of the same shares pursuant to which, if a higher competing offer is announced while the Offer remains open for acceptance, and that competing offer subsequently becomes wholly unconditional, GII UK has the right to purchase 3,736,077 Stanley Shares from Lord Steinberg at a price of 860 pence per share.

APPENDIX 4

DEFINITIONS

The following definitions apply throughout this document unless the context otherwise requires:

"**Australia**"	the Commonwealth of Australia, its states, territories and possessions
"**Business Day**" or "**London Business Day**"	a day, not being a public holiday, Saturday or Sunday on which banks in London are open for business
"**Canada**"	Canada, its provinces, territories and all areas subject to its jurisdiction and any political sub-division thereof
"**Citigroup**"	Citigroup Global Markets Limited
"**Condition**"	the condition to the implementation of the Offer which is set out in Appendix 1 of this announcement
"**Form of Acceptance**"	the Form of Acceptance, Authority and Election for use by Stanley Shareholders in connection with the Offer
"**FSA**"	Financial Services Authority
"**Genting Group**"	Genting and GII UK and their parent and subsidiary undertakings from time to time and where the context permits, each of them
"**Genting International**"	Genting International PLC
"**GII UK**"	Genting International Investment (UK) Limited
"**GII UK Board**"	the board of directors of GII UK
"**HSBC**"	HSBC Bank plc
"**Japan**"	Japan, its cities, prefectures, territories and possession
"**JPMorgan Cazenove**"	JPMorgan Cazenove Limited
"**Loan Note Alternative**"	the alternative under the Offer whereby Stanley Shareholders (other than Restricted Overseas Persons) who validly accept the Offer may elect to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise have been entitled under the Offer, on the terms to be set

	out in the Offer Document and Form of Acceptance
"Loan Note Restricted Jurisdiction"	any jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes
"Loan Notes"	the variable rate unsecured loan notes 2011 of GII UK to be issued pursuant to the Loan Note Alternative and guaranteed as to principal
"London Stock Exchange"	the London Stock Exchange plc or its successor
"Offer"	the recommended offer made by GII UK to acquire all the Stanley Shares on the terms and subject to the conditions set out in the Offer Document and the Form of Acceptance including, where the context so permits, the Loan Note Alternative and, where the context so requires, any subsequent revision, variation, extension or renewal of such offer and includes any election available in connection with it
"Offer Document"	the document containing and setting out the terms and condition of the Offer to be posted to Stanley Shareholders as soon as reasonably practicable
"Offer Period"	the period commencing on (and including) 4 September 2006 and ending on whichever of the following dates shall be the latest: (i) 1.00 p.m. on Day 21 of the Offer; (ii) the date on which the Offer lapses; and (iii) the date on which the Offer becomes or is declared unconditional as to acceptances
"Official List"	the Official List of the FSA
"Panel"	the Panel on Takeovers and Mergers
"Restricted Jurisdiction"	Australia, Canada, Japan or any other jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Offer is sent or made available to Stanley Shareholders in that jurisdiction
"Restricted Overseas Person"	a US Person or a person (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any person

	whom GII UK reasonably believes to be in, or resident in Australia, Canada or Japan and persons in any other jurisdiction (other than US Persons or persons in the UK) whom GII UK is advised to treat as restricted overseas persons in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which GII UK regards as unduly onerous, subject to Rule 30.3 of the Takeover Code
"**SGX-ST**"	the Singapore Exchange Securities Trading Limited
"**Stanley Leisure**" or the "**Company**"	Stanley Leisure plc
"**Stanley Board**" or "**Stanley Directors**"	the board of directors of Stanley
"**Stanley Group**"	Stanley and its subsidiary undertakings from time to time and where the context permits, each of them
"**Stanley Shareholder(s)**"	registered holders of Stanley Shares
"**Stanley Share Schemes**"	the Stanley Leisure plc Long Term Incentive Plan, the Stanley Leisure plc 1999 Executive Share Option Scheme, the Stanley Leisure plc 1996 Inland Revenue Approved Executive Share Option Scheme and the Stanley Leisure plc 1996 Inland Revenue Approved Savings Related Share Option Scheme
"**Stanley Share(s)**"	the existing unconditionally allotted or issued and fully paid ordinary shares of 25 pence each in the capital of Stanley and any further ordinary shares which are unconditionally allotted or issued before the date on which the Offer closes (or such earlier date or dates, not being earlier than the date on which the Offer becomes unconditional or, if later, the first closing date of the Offer, as GII UK may decide) but excluding in both cases any such ordinary shares held or which become held in treasury
"**Stanley Shares to which the Offer relates**"	Stanley Shares to which the Offer relates shall be construed in accordance with Schedule 2 to the Takeovers Directive Regulations
"**Takeover Code**"	the City Code on Takeovers and Mergers

"Takeovers Directive Regulations"	the Takeovers Directive (Interim Implementation) Regulations 2006
"Total Shareholder Returns"	the growth in value of a shareholding over a specified period, assuming that dividends and distributions are re-invested to purchase additional units of equity at the closing price applicable on the ex-dividend date
"**UK**" or "**United Kingdom**"	United Kingdom of Great Britain and Northern Ireland
"US or United States"	the United State of America, its territories and possessions, any state of the United States of America and the District of Columbia
"US Exchange Act"	The US Securities Exchange Act of 1934
"US Person"	a US person as defined in Regulation S under the US Securities Act
"US Securities Act"	the US Securities Act of 1933, as amended and the rules and regulations promulgated thereunder

All times referred to are London times unless otherwise stated.